Filed Pursuant to Rule 424(b)(3)
Registration No. 333-183073

PROSPECTUS

Peabody Energy Corporation

Offer to Exchange

$1,518,821,000 aggregate principal amount of its 6.00% Senior Notes due 2018 and the guarantees thereof (the “2018 exchange notes”) and $1,339,644,000 aggregate principal amount of its 6.25% Senior Notes due 2021 and the guarantees thereof (the “2021 exchange notes” and, together with the 2018 exchange notes, the “exchange notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of its outstanding 6.00% Senior Notes due 2018 and the guarantees thereof (the “2018 outstanding notes”) and 6.25% Senior Notes due 2021, respectively (the “2021 outstanding notes” and, together with the 2018 outstanding notes, the “outstanding notes,” and, together with the exchange notes, the “notes” and such transactions, the “exchange offers”).

We are conducting the exchange offers in order to provide you with an opportunity to exchange your unregistered notes for freely tradable notes that have been registered under the Securities Act.

The Exchange Offers

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We will exchange all 2018 outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of 2018 exchange notes that are freely tradable and all 2021 outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of 2021 exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offers.
•	The exchange offers expire at 11:59 p.m., New York City time, on October 16, 2012, unless extended. We do not currently intend to extend the expiration date.
•	The exchange of outstanding notes for exchange notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes.
•	The terms of the exchange notes to be issued in the exchange offers are substantially identical to the corresponding outstanding notes, except that the exchange notes will be freely tradable.

Results of the Exchange Offers

•	The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the notes on a national market.
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All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

If you are a broker-dealer and you receive exchange notes for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. By making such acknowledgment, you will not be deemed to admit that you are an “underwriter” under the Securities Act of 1933, as amended. Broker-dealers may use this prospectus in connection with any resale of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by the broker-dealer as a result of market-making activities or trading activities. We have agreed that, for a period of 180 days from the date on which the exchange offer registration is declared effective or until a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus available to such broker-dealer for use in connection with any such resale. A broker-dealer may not participate in the exchange offers with respect to outstanding notes acquired other than as a result of market-making activities or trading activities. See “Plan of Distribution.”

See “Risk Factors” beginning on page 11 for a discussion of certain risks that you should consider before participating in the exchange offers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offers or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 18, 2012.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The prospectus may be used only for the purposes for which it has been published, and no person has been authorized to give any information not contained or incorporated by reference herein. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have derived from a variety of sources, including independent reports, publicly available information, various industry publications, other published industry sources and internal data and estimates. Third-party publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “projects,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference herein, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting

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on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	global supply and demand for coal, including the seaborne thermal and metallurgical coal markets;

•	price volatility, particularly in higher-margin products and in our trading and brokerage businesses;

•	impact of alternative energy sources, including natural gas and renewables;

•	global steel demand and the downstream impact on metallurgical coal prices;

•	impact of weather and natural disasters on demand, production and transportation;

•	reductions and/or deferrals of purchases by major customers and ability to renew sales contracts;

•	credit and performance risks associated with customers, suppliers, contract miners, co-shippers, and trading, banks and other financial counterparties;

•	geologic, equipment, permitting and operational risks related to mining;

•	transportation availability, performance and costs;

•	availability, timing of delivery and costs of key supplies, capital equipment or commodities such as diesel fuel, steel, explosives and tires;

•	integration of Macarthur Coal Limited (PEA-PCI) operations;

•	successful implementation of business strategies;

•	negotiation of labor contracts, employee relations and workforce availability;

•	changes in postretirement benefit and pension obligations and their related funding requirements;

•	replacement and development of coal reserves;

•	availability, access to and the related cost of capital and financial markets;

•	effects of changes in interest rates and currency exchange rates (primarily the Australian dollar);

•	effects of acquisitions or divestitures;

•	economic strength and political stability of countries in which we have operations or serve customers;

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legislation, regulations and court decisions or other government actions, including, but not limited to, new environmental and mine safety requirements and changes in income tax regulations, sales-related royalties or other regulatory taxes;

•	litigation, including claims not yet asserted;

•	terrorist attacks or threats;

•	impacts of pandemic illnesses; and

•	other factors including those discussed in “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the exchange offers by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. These documents contain important information about us. Any information referred to in this way is considered part of this prospectus from the date we file that document.

We incorporate by reference the documents listed below:

•	Annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 27, 2012;

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 4, 2012 and for the quarter ended June 30, 2012, filed with the SEC on August 3, 2012;

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Current reports on Form 8-K, filed with the SEC on February 1, 2012, February 21, 2012, March 9, 2012, April 5, 2012, April 18, 2012, May 4, 2012, May 21, 2012, June 27, 2012, July 6, 2012 and August 30, 2012;

•	Current reports on Form 8-K/A, filed with the SEC on January 5, 2012, February 22, 2012 and April 3, 2012; and

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all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the exchange offers to which this prospectus relates (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein).

We file annual, quarterly and current reports and other information with the SEC. You may access and read our SEC filings through the SEC’s website at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public on our website at http://www.peabodyenergy.com. Information contained on our website is not part of this prospectus. In addition, reports, proxy statements and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

In reviewing any agreements incorporated by reference, please remember that they are included to provide you with information regarding the terms of such agreements and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

Peabody Energy Corporation’s financial statements incorporated by reference herein have been prepared in accordance with GAAP. Macarthur Coal Limited’s financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs from GAAP in a number of significant respects. There has been no attempt to identify future differences between IFRS and GAAP as the result of proposed changes in accounting standards, transactions or events that may occur in the future. The organizations that promulgate IFRS and GAAP have significant projects ongoing that could have a significant impact on future comparisons between IFRS and GAAP, which could have a significant impact on us or the combined company.

We will provide without charge to each person to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request copies of those documents, at no cost, by writing or calling us at the following address or telephone number:

Peabody Energy Corporation

701 Market Street

St. Louis, Missouri 63101

Attention: Investor Relations

(314) 342-3400

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in and incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should carefully read the entire prospectus and the information incorporated herein by reference, including the financial data and related notes and the sections entitled “Forward-Looking Statements” and “Risk Factors.” When used in this prospectus, the terms “Peabody,” “we,” “our,” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and its subsidiaries. When used in this prospectus, the term “PEA-PCI” refers to Peabody Energy Australia PCI Pty Ltd (formerly known as Macarthur Coal Limited) and its subsidiaries. The term “ton” refers to short or net tons, equal to 2,000 pounds (907.18 kilograms) and “tonne” refers to metric tons, equal to 2,294.62 pounds (1,000 kilograms).

Peabody Energy Corporation

We are the world’s largest private sector coal company. We own interests in 30 coal mining operations, as of June 30, 2012, including a majority interest in 29 coal mining operations located in the United States (U.S.) and Australia and a 50% equity interest in the Middlemount Mine in Australia. We also own a noncontrolling interest in a mining operation in Venezuela. In addition to our mining operations, we market, broker and trade coal through trading and business offices in China, Australia, the United Kingdom, Germany, Singapore, Indonesia, Mongolia and the U.S.

In 2011, we produced and sold 227.5 million and 250.6 million tons of coal, respectively. During this period, 82% of our total sales (by volume) were to U.S. electricity generators, 15% were to customers outside the U.S. and 3% were to the U.S. industrial sector. Approximately 91% of our prior year worldwide sales (by volume) were under long-term contracts (those with terms in excess of one year).

We conduct business through four principal operating segments: Western U.S. Mining, Midwestern U.S. Mining, Australian Mining and Trading and Brokerage. Our Western U.S. Mining segment consists of our Powder River Basin, Southwest and Colorado operations, while our Midwestern U.S. Mining segment consists of our operations in Illinois and Indiana.

The principal business of the Western and Midwestern U.S. Mining segments is the mining, preparation and sale of thermal coal. In the U.S., we typically supply thermal coal to domestic electric generators and industrial customers for power generation under long-term contracts, with a portion sold into the seaborne export markets.

The business of our Australian Mining segment is the mining of various qualities of low-sulfur, high Btu coal (metallurgical coal), as well as thermal coal. Our Australian Mining operations are primarily export focused with customers spread across several countries, while a portion of our coal is sold to Australian steel producers and power generators. Revenues from individual countries generally vary year by year based on demand for electricity and steel, global economic strength and several other factors, including those specific to each country. Industry commercial practice, and our practice, is to negotiate pricing for metallurgical and seaborne thermal coal contracts on a quarterly and annual basis, respectively. On October 26, 2011, we acquired PEA-PCI, making us the third-largest holder of Australian coal reserves. From the date of acquisition, PEA-PCI’s results from operations have been included in our results and reflected in our Australian Mining segment, except for the activity associated with certain equity affiliates, which is reflected in our Corporate and Other segment.

The principal business of our Trading and Brokerage segment is the marketing and brokering of coal for other producers, both as principal and agent, and the trading of coal, freight and freight-related contracts. The segment also provides transportation-related services in support of our coal trading strategy and conducts hedging activities in support of sales from our mining operations.

Our fifth segment, Corporate and Other, includes mining and export/transportation joint ventures and activities associated with certain energy-related commercial matters, Btu Conversion and the optimization of our coal reserve and real estate holdings.

To maximize our coal assets and land holdings for long-term growth, we are contributing to the development of coal-fueled generation, pursuing Btu conversion projects that would convert coal to natural gas (CTG) or transportation fuels (CTL) and advancing clean coal technologies, including carbon capture and storage (CCS).

Competitive Strengths

We believe our strengths will enable us to continue to grow and increase financial value.

•	We are the world’s largest private sector coal company.

•	We have rising thermal and metallurgical coal exports from Australia.

•	We have a large portfolio of long-term coal supply agreements that is complemented by available production in attractive markets for sale at market prices.

•	We are one of the safest and most productive producers of coal.

•	We serve a broad range of high-quality customers from our mining operations in the U.S. and Australia.

•	We have received numerous awards for our safety and reclamation excellence.

•	Our management team has a proven record of success.

•	We believe that our acquisition of PEA-PCI enhances our ability to serve high-growth Asia-Pacific demand.

Risk Factors

While we strive to maintain these strengths, our industry and company are subject to risks that could adversely affect our business. For example, we cannot assure you that in the future we will be able to sell coal as profitably as at present or that we will successfully manage our acquisition of PEA-PCI. Supply chain, transportation and geology are uncertain. Additionally, our company and our customers are subject to extensive governmental regulations that create significant costs and restrictions and that could become more onerous in the future. For a more complete discussion of the risks related to our company, you should read the information presented under the heading “Risk Factors” in this prospectus and in our periodic reports.

Business Strategy

Our core strategies to achieve growth are:

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Executing the Basics—Safe, low-cost operations provide us the foundation to grow and create value. In 2011, we achieved a record global safety rate (incidence rate) of 1.92, led by rates of 1.37 and 2.77 in the U.S. and Australia, respectively, marking improvements of 29% over the prior year and 34% over 2009. We continue to advance multiple initiatives targeted at improving productivity and mitigating cost pressures.

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Capitalizing on Organic Growth Opportunities—In 2011, we continued advancing multiple organic growth projects in Australia and the U.S. that involved future mines, as well as the expansion and extension of existing mines. In 2012, we are in the process of completing several late-stage projects while re-evaluating the timing of select development projects, based on the current macroeconomic environment. We are also continuing the conversion of our Wilpinjong and Millennium mines in Australia from contract mining to owner-operated mines.

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Expanding in High-Growth Global Markets—Our “Asia 100” vision calls for developing a trading, brokerage and production base to serve the high-demand centers of China, India and the Pacific Rim. As part of this vision, we are targeting increased exports from our Powder River Basin and Australian mines. We also plan to use strategic joint ventures, coal conversion initiatives and clean coal projects to achieve this vision. We have a number of initiatives underway, some of which include sourcing coal to be sold through our Trading and Brokerage segment and partnering with other companies to use our mining experience for joint mine development.

Coal Market Outlook

Near-term markets reflect a challenging environment due to declining global thermal coal prices and low U.S. natural gas prices, which have recently begun to increase. Supply-demand fundamentals in the Asia-Pacific region show relative strength compared to the continued softness in U.S. coal markets. Overall the International Monetary Fund (IMF) estimates that global growth, as measured by gross domestic product (GDP), has slowed compared to the prior year.

According to China Customs, China’s net coal imports from January through June totaled 134 million tonnes, a 78% increase over the prior year. China electricity generation is up 6% from January through June 2012 over the corresponding prior year period according to the China National Energy Administration. According to the India Central Electricity Authority, year-over-year Indian coal generation has increased 11% from January through June, and coal import growth is expected to continue in 2012 led by rising thermal coal demand. Japan is increasing thermal coal imports due to high seaborne natural gas prices and reduced nuclear generation. European coal-fueled generation is up 12% from January through June compared to 2011. Steel production in China increased approximately 2% during the first half of 2012 compared with 2011, reflecting a continued trend of year-over-year growth, though at a reduced rate from that observed during the same period in 2011. Year-over-year steel production grew by less than 1% on a worldwide basis during the first half of 2012, with growth in Asia offset by reduced production from Europe.

In its July 2012 World Economic Outlook Update, the IMF estimates global economic activity, as measured by GDP, will grow 3.5% in 2012 and 3.9% in 2013, led by China and India. China’s GDP is projected to grow 8.0% and 8.5% in 2012 and 2013, respectively. India, the world’s second fastest growing economy, is projected to grow 6.1% and 6.5% in 2012 and 2013, respectively.

According to the WSA April 2012 Short Range Outlook, global steel use is expected to increase 3.6% in 2012, with China expected to grow its steel use by 4.0%.

Metallurgical coal prices for high quality hard coking coal and low volatile pulverized coal injections settled at approximately $225 and $160 per tonne, respectively, for quarterly contracts commencing July 2012. We are settling new third quarter 2012 metallurgical coal shipments largely in line with these recent settlements, with the remainder of 2012 metallurgical coal production unpriced. We expect near-term macroeconomic movements to dictate quarterly pricing for the remainder of 2012 and we are targeting total 2012 metallurgical coal sales of approximately 13 to 14 million tons.

Softness in international demand for seaborne thermal coal originating from Newcastle, Australia led April 2012 annual contract settlement prices to decrease from the prior year level of $130 per tonne to $115 per tonne. As of July 24, 2012, we had less than 10% of 2012 Australia seaborne thermal coal volumes available for pricing later in the year and we are targeting 2012 Australian thermal exports of 11 to 12 million tons. Total Australia production for 2012 is targeted at 31 to 34 million tons.

In the U.S., the EIA in its July 2012 Short-Term Energy Outlook projects 2012 U.S. electricity generation from coal to decline by approximately 14% while electricity generation from natural gas is expected to increase by approximately 21% compared to 2011. The EIA projects the price of natural gas to increase in 2013 compared to 2012 by 25% to an average of $3.22 per MMBtu, with coal prices projected to decrease slightly over the same period. The EIA also projects electricity generation from coal to be flat in 2013 compared to estimates for 2012.

We are continuing to negotiate with select U.S. customers regarding reduced shipments and have incorporated the associated impact into our planned U.S. production levels. We continue to target our 2012 U.S. volumes at 185 to 195 million tons with those volumes fully committed and priced. As of July 24, 2012, we had 25% to 30% of planned U.S. production unpriced for 2013.

Our long-term global outlook remains positive. According to the BP Statistical Review of World Energy 2012, coal has been the fastest growing major fuel in the world for the past decade. The International Energy Agency (IEA) estimates in its World Energy Outlook 2011, current policies scenario, that worldwide primary energy demand will grow 51% between 2009 and 2035. Demand for coal during this time period is projected to rise 65%, and the growth in global electricity generation from coal is expected to be greater than the growth in oil, natural gas, nuclear, hydro, biomass, geothermal and solar combined. China and India are expected to account for more than 75% of the coal-based primary energy demand growth projected from 2009 to 2035.

Under the current policies scenario, the IEA expects coal to retain its strong presence as a fuel for the power sector worldwide. Coal’s share of the power generation mix was 47% in 2009. By 2035, the IEA estimates coal’s fuel share of power generation to be 49% as it continues to have the largest share of worldwide electric power production. In the U.S., coal remains a significant fuel for electricity generation, but its share is expected to decline through 2035 due to competition from natural gas and renewables according to the EIA’s 2012 Annual Energy Outlook. According to the EIA, overall U.S. coal consumption is expected to decline through 2015 before beginning a slight steady increase through 2035.

The IEA projects that global natural gas-fueled electricity generation will have a compound annual growth rate of 2.7%, from 4.3 trillion kilowatt hours in 2009 to 8.7 trillion kilowatt hours in 2035. The total amount of electricity generated from natural gas is expected to be approximately one-half the total for coal, even in 2035. Renewables are projected to comprise 23% of the 2035 fuel mix versus 19% in 2009. Nuclear power is expected to grow 50%, however its share of total generation is expected to fall from 13.5% to 10% between 2009 and 2035. The planned shutdown of nuclear power plants in Japan and Germany may impact these projections. Generation from liquid fuels is projected to decline an average of 2.1% annually to 1.5% of the 2035 generation mix.

The Exchange Offers

In connection with the issuance of the outstanding notes, we entered into a registration rights agreement (as more fully described below) with the initial purchasers of the outstanding notes. Under this agreement, we agreed to deliver to you this prospectus and to consummate the exchange offers for the outstanding notes by November 14, 2012. If we do not consummate the exchange offers for the outstanding notes by November 14,

2012, we will incur additional interest expense pursuant to the registration rights agreement. You are entitled to exchange in the exchange offers your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except that:

•	the exchange notes have been issued in an offering registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreement;

•	our obligation to pay additional interest on the outstanding notes due to the failure to consummate the exchange offers by a certain date does not apply to the exchange notes; and

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on November 15, 2011, we issued $1,600.0 million aggregate principal amount of 6.00% Senior Notes due 2018 and $1,500.0 million aggregate principal amount of 6.25% Senior Notes due 2021. Since the issue date, we have repurchased $81.2 million aggregate principal amount of 6.00% Senior Notes due 2018 and $160.4 million aggregate principal amount of 6.25% Senior Notes due 2021. As of the date of this prospectus, $1,518.8 million aggregate principal amount of 2018 outstanding notes and $1,339.6 million aggregate principal amount of 2021 outstanding notes remain outstanding.

The Exchange Offers	We are offering to exchange $1,518.8 million aggregate principal amount of 6.00% Senior Notes due 2018 which have been registered under the Securities Act for any and all of our existing 6.00% Senior Notes due 2018 and $1,339.6 million aggregate principal amount of 6.25% Senior Notes due 2021 which have been registered under the Securities Act for any and all of our existing 6.25% Senior Notes due 2021.

Resale	Based on an interpretation by the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offers in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of outstanding notes who:

•	is our affiliate;

•	does not acquire exchange notes in the ordinary course of its business; or

•	tenders its outstanding notes in the exchange offers with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date	The exchange offers will expire at 11:59 p.m., New York City time, on October 16, 2012, unless extended by us. We currently do not intend to extend the expiration date.

Withdrawal	You may withdraw the tender of your outstanding notes at any time prior to the expiration of the applicable exchange offer. We will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the applicable exchange offer.

Conditions to the Exchange Offers	Each exchange offer is subject to customary conditions, which we may waive. See “The Exchange Offers—Conditions to the Exchange Offers.”

Procedures for Tendering Outstanding Notes	If you wish to participate in the exchange offers, you must complete, sign and date the applicable accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of such letter of transmittal, together with your outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offers, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

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if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offers, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available, or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offers—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offers, we will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no increase in the applicable interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you do not tender your outstanding notes in the exchange offers, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indenture, except we will not have any further obligation to you to provide for the exchange and registration of untendered outstanding notes under the registration rights agreement. To the extent that outstanding notes are tendered and accepted in the exchange offers, the trading market for outstanding notes that are not so tendered and accepted could be adversely affected.

Consequences of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

Certain United States Federal Income Tax Consequences	The exchange of outstanding notes in the exchange offers will not be a taxable event for United States federal income tax purposes. See “Certain United States Federal Tax Consequences.”

Regulatory Approvals	Other than compliance with the Securities Act and qualification of the indenture governing the notes under the Trust Indenture Act of 1939 (the “Trust Indenture Act”), there are no federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the exchange offers.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offers. See “Use of Proceeds.”

Exchange Agent	U.S. Bank National Association is the exchange agent for the exchange offers. The addresses and telephone numbers of the exchange agent are set forth in the section captioned “The Exchange Offers—Exchange Agent.”

Summary of the Terms of the Exchange Notes

The following summary highlights all material information contained elsewhere in this prospectus but does not contain all the information that you should consider before participating in the exchange offers. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes.

Issuer	Peabody Energy Corporation

Securities Offered	$2,858.4 million in aggregate principal amount of notes consisting of:

•	$1,518.8 million in aggregate principal amount of 6.00% Senior Notes due 2018; and

•	$1,339.6 million in aggregate principal amount of 6.25% Senior Notes due 2021.

Maturity Date	The 2018 exchange notes will mature on November 15, 2018.

The 2021 exchange notes will mature on November 15, 2021.

Interest Payment Dates	May 15 and November 15 of each year, commencing on May 15, 2012.

Guarantees	Subject to certain exceptions, our obligations under the exchange notes will be jointly and severally guaranteed on a senior unsecured basis by substantially all of our existing domestic subsidiaries. In addition, any domestic subsidiary that executes a guarantee under our 2010 Credit Facility will be required to guarantee the exchange notes. As a foreign subsidiary, PEA-PCI will not provide a guarantee of our 2010 Credit Facility or the notes. See “Description of the Notes—Subsidiary Guarantees.”

As of June 30, 2012, we had approximately $6.4 billion of indebtedness outstanding on a consolidated basis. For the twelve months ended June 30, 2012, the subsidiaries that do not guarantee the exchange notes as of the date of this prospectus generated approximately 46% and 37% of our revenues and Adjusted EBITDA, respectively.

Ranking	The exchange notes and subsidiary guarantees are senior obligations of ours and our subsidiary guarantors. Accordingly, the notes will rank:

•

senior in right of payment to any of our subordinated indebtedness, including $732.5 million principal amount (carrying value of $376.3 million) of our convertible junior subordinated debentures due December 2066, $9.0 million principal amount of our 6.34% Series B Bonds due December 2014 and $33.0 million principal amount of our 6.84% Series C Bonds due December 2016;

•

pari passu in right of payment with any of our senior indebtedness, including $650.0 million principal amount of our 6.5% Senior Notes due 2020, $650.0 million principal amount of our 7.375% Senior Notes due 2016, $247.3 million principal amount (net of unamortized debt discount) of our 7.875% Senior Notes due 2026 and $456.3 million of term loan borrowings outstanding under our 2010 Credit Facility and $987.5 million of borrowings outstanding under our 2011 Term Loan Facility;

•	effectively junior in right of payment to our future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and

•	effectively junior to all the indebtedness and other liabilities of our subsidiaries that do not guarantee the notes, including PEA-PCI.

Optional Redemption	We may redeem some or all of the notes of each series at any time at redemption prices equal to 100% of the principal amount of the notes being redeemed plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date. See “Description of the Notes—Optional Redemption.”

Change of Control Offer	If we experience specific kinds of changes in control and the credit rating assigned to the notes declines below specified levels within 90 days of that time, we must offer to repurchase the notes of each series at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Certain Covenants	The notes are issued under an indenture among us, the guarantors and the trustee, which (among other things) limits our ability and that of our restricted subsidiaries to:

•	create liens; and

•	enter into sale and lease-back transactions.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of the Notes—Certain Covenants.”

No Prior Market	The exchange notes will be new securities for which there is currently no market. Although the initial purchasers of the outstanding notes have informed us that they intend to make a market in the exchange notes, they are not obligated to do so, and they may discontinue market making activities at any time without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.

Risk Factors

You should consider carefully all of the information set forth and incorporated by reference in this prospectus prior to exchanging your outstanding notes. In particular, we urge you to consider carefully the factors set forth under the heading “Risk Factors.”

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus before deciding to tender your outstanding notes in the exchange offers. Any of the following risks could materially and adversely affect our business, financial condition or results of operations; however, the following risks are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the exchange notes could decline or we may not be able to make payments of interest and principal on the exchange notes, and you may lose all or part of your original investment.

Risks Related to the Exchange Offers

There may be adverse consequences if you do not exchange your outstanding notes.

If you do not exchange your outstanding notes for exchange notes in the exchange offers, you will continue to be subject to restrictions on transfer of your outstanding notes as set forth in the prospectus distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Summary—The Exchange Offers” and “The Exchange Offers” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offers will reduce the outstanding amount of each series of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the outstanding notes due to a reduction in liquidity.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the exchange notes, and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the prices at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase prices depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market with respect to the exchange notes. However, these initial purchasers are not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offers or the effectiveness of a shelf registration statement in lieu thereof. Therefore, we cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue.

Certain persons who participate in the exchange offers must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” certain holders of exchange notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks Related to the Exchange Notes

The following risks apply to the outstanding notes and will apply equally to the exchange notes.

Our financial performance could be adversely affected by our substantial indebtedness.

Our financial performance could be affected by our substantial indebtedness. As of June 30, 2012, we had approximately $6.4 billion of indebtedness outstanding on a consolidated basis. The indenture governing the notes does not limit the amount of indebtedness that we may issue, and the indentures governing our other existing senior notes permit the incurrence of additional indebtedness.

The degree to which we are leveraged could have important consequences, including, but not limited to:

•	making it more difficult for us to pay interest and satisfy our debt obligations;

•	increasing the costs of borrowing under our existing credit facilities;

•	increasing our vulnerability to general adverse economic and industry conditions;

•

requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, Btu Conversion and clean coal technology projects or other general corporate requirements;

•

limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions, Btu Conversion and clean coal technology projects or other general corporate requirements;

•	making it more difficult to obtain surety bonds, letters of credit or other financing, particularly during periods in which credit markets are weak;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in the coal industry;

•	causing a decline in our credit ratings; and

•	placing us at a competitive disadvantage compared to less leveraged competitors.

In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on us and result in amounts outstanding thereunder to be immediately due and payable.

Any downgrade in our credit ratings could result in an increase in interest rates on our credit facilities, requirements to post additional collateral on derivative trading instruments, or the loss of trading counterparties for corporate hedging and commodity brokerage and trading.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Certain agreements governing our indebtedness restrict our ability to sell assets and use the proceeds from the sales. We may not be able to complete those sales or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

Our ability to pay principal and interest on and to refinance our debt, including the notes, and our existing senior notes, depends upon the operating performance of our subsidiaries, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our 2010 Credit Facility will be adequate to meet our future liquidity needs for at least the next year, barring any unforeseen circumstances that are beyond our control. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our 2010 Credit Facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our 2010 Credit Facility, our 2011 Term Loan Facility and any of our notes, on commercially reasonable terms, on terms acceptable to us, or at all.

The notes and the guarantees are unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness.

The notes and the guarantees are general unsecured obligations ranking effectively junior in right of payment to all existing and future secured debt of ours and of each subsidiary guarantor, respectively, to the extent of the value of the assets securing such obligations. In addition, the indenture governing the notes does not limit, and the indenture governing our existing senior notes permits, the incurrence of additional debt, some of which may be secured debt.

If we or a subsidiary guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, our assets, or those of a subsidiary guarantor, that serve as collateral under such secured debt would be made available to satisfy the obligations under the secured debt before those assets may be used to satisfy our obligations with respect to the notes or the affected guarantees. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of these events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness.

The notes are structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the notes.

You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes, including PEA-PCI, and indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to your claims against those subsidiaries.

We derive substantially all of our revenue from our subsidiaries. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. As of June 30, 2012, our non-guarantor subsidiaries had $528.8 million of indebtedness and other noncurrent liabilities outstanding. Pursuant to the terms of the 2010 Credit Facility, certain of our foreign subsidiaries will guarantee the obligations of Peabody Holland BV if Peabody Holland BV becomes a borrower under our 2010 Credit Facility. However, our foreign subsidiaries, including PEA-PCI, do not and will not guarantee the notes.

We also have joint ventures and subsidiaries in which we own less than 100% of the equity so that, in addition to the structurally senior claims of creditors of those entities, the equity interests of our joint venture partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These joint ventures and less than wholly-owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes.

Despite our and our subsidiaries’ current level of indebtedness, we may still be able to incur substantially more debt. This could further increase the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our existing indentures do not prohibit us or our subsidiaries from doing so. Our 2010 Credit Facility includes a $500.0 million term loan facility of which $456.3 million was outstanding as of June 30, 2012, and a revolving credit facility that provides commitments of up to $1.5 billion, none of which was drawn and $143.8 million of which was being used for letters of credit, leaving approximately $1.4 billion immediately available for future borrowings. In addition, we had $987.5 million in outstanding borrowings under our 2011 Term Loan Facility as of June 30, 2012. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes and our existing senior notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our company. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

The covenants in certain agreements governing our indebtedness impose restrictions that may limit our operating and financial flexibility.

Certain agreements governing our indebtedness, including the 2010 Credit Facility and the 2011 Term Loan Facility, contain a number of significant restrictions and covenants that limit our ability and our subsidiaries’ ability to:

•	incur liens and debt or provide guarantees in respect of obligations of any other person;

•	pay dividends and other distributions;

•	make redemptions and repurchases of capital stock;

•	make loans and investments;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations and asset dispositions;

•	engage in affiliate transactions;

•	enter into new material lines of business;

•	amend certain debt and other material agreements, and issue and sell capital stock of subsidiaries; and

•	restrict distributions from subsidiaries.

Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with the financial covenants contained in our 2010 Credit Facility and 2011 Term Loan Facility. If we violate these covenants and are unable to obtain waivers from our lenders, our debt under these agreements would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.

The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we or any of our guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (2) only, one of the following is also true:

•	we were or any of our guarantors was insolvent or rendered insolvent by reason of the incurrence of the indebtedness; or

•	payment of the consideration left us or any of our guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of our guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or such guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In a recent bankruptcy case, subsidiary guarantees containing this kind of provision were found to be fraudulent conveyances and thus unenforceable and the court stated that this kind of limitation is ineffective. We do not know if that case will be followed if there is litigation on this point under the indenture governing the notes. However, if it is followed, the risk that the guarantees will be found to be fraudulent conveyances will be significantly increased. If a fraudulent conveyance is found to have occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standard a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be further subordinated to our or any of our guarantors’ other debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the notes.

Your ability to transfer the notes may be limited by the absence of an active trading market.

We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market, although we expect that the notes will be eligible for trading in DTC’s same-day funds settlement system. The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

Our credit ratings may not reflect all risks of an investment in the notes.

Our credit ratings may not reflect the potential impact of all risks related to the market values of the notes. However, real or anticipated changes in our credit ratings will generally affect the market values of the notes.

We may be unable to purchase the notes upon a change of control coupled with a ratings decline.

Upon a change of control, if the credit rating assigned to the notes declines beyond specified levels within 90 days of a change of control, we will be required to offer to purchase all of our notes (including the 7.375% Senior Notes due 2016, the 6.5% Senior Notes due 2020 and the 7.875% Senior Notes due 2026) then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest. If a change of control/ratings trigger were to occur, we may not have sufficient funds to pay the change of control purchase price and we may be required to secure third-party financing to do so. However, we may not be able to obtain such financing on commercially reasonable terms, on terms acceptable to us or at all. A change of control by itself under the indentures governing the notes and our existing senior notes would also result in an event of default under our 2010 Credit Facility and our 2011 Term Loan Facility. Such an event of default may cause the acceleration of these credit facilities and our other indebtedness, which obligations are effectively senior to the notes to the extent of the value of any collateral securing that indebtedness. Our future indebtedness may also contain restrictions on our ability to repurchase the notes upon certain events, including transactions that could constitute a change of control/ratings trigger event under the indentures. Our failure to repurchase the notes upon a change of control/ ratings trigger event would constitute an event of default under the indentures and would have a material adverse effect on our financial condition.

The change of control/ratings trigger provision in the indentures may not protect you in the event we complete a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control and results in a ratings decline under the indentures. Such a transaction may not involve a ratings decline or a change in voting power or beneficial ownership or, even if it does, may not involve a change of the magnitude required under the definition of change of control triggering event in the indentures to trigger our obligation to repurchase the notes. Except as described above, the indentures do not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in an event of a takeover, recapitalization or similar transaction.

USE OF PROCEEDS

The exchange offers are intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offers. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the applicable series of exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement.

CAPITALIZATION

The following table sets forth our consolidated historical capitalization at June 30, 2012.

You should read this table in conjunction with “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the year ended December 31, 2011 and our Form 10-Q for the three months ended June 30, 2012 and our financial statements and the notes to those statements incorporated by reference in this prospectus.

As of June 30, 2012
(In millions)
Cash and cash equivalents	$489.2

2010 Credit Facility (revolver)	—
6.00% Senior Notes due November 2018	1,518.8
6.25% Senior Notes due November 2021	1,339.6
2011 Term Loan Facility	987.5
2010 Credit Facility (term loan)	456.3
7.375% Senior Notes due November 2016	650.0
6.50% Senior Notes due September 2020	650.0
7.875% Senior Notes due November 2026	247.3
Convertible junior subordinated debentures due December 2066	376.3
Capital lease obligations	116.5
Other long-term debt	43.1

Total debt	6,385.4
Stockholders’ equity:
Preferred stock	—
Common stock	2.8
Additional paid-in capital	2,270.3
Retained earnings	4,075.1
Accumulated other comprehensive loss	(53.2)
Treasury stock	(461.2)

Peabody Energy Corporation stockholders’ equity	5,833.8
Noncontrolling interests	35.6

Total stockholders’ equity	5,869.4

Total capitalization	$12,254.8

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We have derived the selected historical financial data as of and for the years ended December 31, 2009, 2010 and 2011 from our audited financial statements. The selected historical consolidated financial data for the six months ended June 30, 2011 and 2012 were derived from our unaudited interim condensed consolidated financial statements. In the opinion of our management, the unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for future quarters or for the year ending December 31, 2012.

You should read the following table in conjunction with the financial statements, the related notes to those financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the year ended December 31, 2011, and the financial statements, the related notes to those financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-Q for the quarter ended June 30, 2012, which are incorporated by reference in this prospectus.

The following table includes references to, and analysis of, our Adjusted EBITDA. Adjusted EBITDA is defined and reconciled to its most comparable measure under GAAP in footnote 1 to the table below.

The selected financial data for all periods presented reflect as discontinued operations those operations recently divested, as well as certain non-strategic mining assets held for sale where we have committed to the divestiture of such assets.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(In millions)
Results of Operations Data:
Total revenues	$5,847.0	$6,739.9	$7,974.4	$3,723.6	$4,036.8
Costs and expenses	5,024.6	5,385.5	6,381.0	2,930.0	3,408.7

Operating profit	822.4	1,354.4	1,593.4	793.6	628.1
Interest expense	201.1	222.0	238.6	99.9	208.9
Interest income	(8.1)	(9.6)	(18.9)	(7.6)	(14.6)

Income from continuing operations before income taxes	629.4	1,142.0	1,373.7	701.3	433.8
Income tax provision	186.2	315.4	363.2	198.9	36.2

Income from continuing operations, net of income taxes	443.2	826.6	1,010.5	502.4	397.6
Income (loss) from discontinued operations, net of income taxes	19.8	(24.4)	(64.2)	(31.5)	(11.5)

Net income	463.0	802.2	946.3	470.9	386.1
Less: net income (loss) attributable to noncontrolling interests	14.8	28.2	(11.4)	9.6	8.7

Net income attributable to common stockholders	$448.2	$774.0	$957.7	$461.3	$377.4

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(In millions, except ratios)
Other Data:
Tons sold (unaudited)	241.3	244.2	250.6	119.0	119.1
Net cash provided by (used in) continuing operations:
Operating activities	$1,044.9	$1,116.7	$1,658.1	$649.5	$729.7
Investing activities	(407.4)	(694.5)	(3,745.5)	(403.2)	(509.4)
Financing activities	(104.6)	(77.1)	1,678.5	(294.1)	(469.5)
Adjusted EBITDA (1)	1,262.8	1,838.7	2,128.7	1,034.4	966.0
Ratio of earnings to fixed charges (unaudited) (2)	3.63	5.32	5.72	6.70	2.82

	As of December 31,			As of June 30,
	2009	2010	2011	2011	2012
	(In millions)
Balance Sheet Data (at period end):
Total assets	$9,955.3	$11,363.1	$16,733.0	$11,745.6	$16,693.9
Total long-term debt (including capital leases)	2,752.3	2,750.0	6,657.5	2,512.0	6,385.4
Total stockholders’ equity	3,755.9	4,689.3	5,515.8	5,245.3	5,869.4

(1)	Adjusted EBITDA is defined as income from continuing operations before deducting net interest expense, income taxes, asset retirement obligation expense, depreciation, depletion and amortization and amortization of basis difference associated with equity method investments. Adjusted EBITDA is used by management to measure our segments’ operating performance, and management also believes it is a useful indicator of our ability to meet debt service and capital expenditure requirements. We believe that the amounts for Adjusted EBITDA presented in this prospectus are not materially different from the amounts used in calculating Consolidated EBITDA under our 2010 Credit Facility and 2011 Term Loan Facility, such measures being necessary to calculate our Consolidated Leverage Ratio. We are generally permitted to incur debt under the 2010 Credit Facility and the 2011 Term Loan Facility if we maintain a Consolidated Leverage Ratio as of the end of any fiscal quarter for the period of four consecutive fiscal quarters ending on such date of not greater than 4.00 to 1.00. Adjusted EBITDA is not a recognized financial measure under GAAP and does not purport to be an alternative to operating income, net income or cash flows from operating activities as determined in accordance with GAAP as a measure of profitability or liquidity. Because Adjusted EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is calculated as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(In millions)
Income from continuing operations, net of income taxes	$443.2	$826.6	$1,010.5	$502.4	$397.6
Income tax provision	186.2	315.4	363.2	198.9	36.2
Depreciation, depletion and amortization	400.5	437.1	482.2	211.8	302.2
Amortization of basis difference related to equity affiliates	—	—	—	—	3.2
Asset retirement obligation expense	39.9	47.2	53.1	29.0	32.5
Interest expense, net	193.0	212.4	219.7	92.3	194.3

Adjusted EBITDA	$1,262.8	$1,838.7	$2,128.7	$1,034.4	$966.0

(2)	For purposes of the computation of the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest component of lease rental expenses. For the years ended December 31, 2007 and 2008 the ratio of earnings to fixed charges was 2.36 and 4.99, respectively.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

The following are summaries of the material terms and conditions of our principal indebtedness and off-balance sheet arrangements. They may not contain all the information that may be important to you. The following summaries are qualified in their entirety by reference to the relevant agreements and indentures to which each summary relates.

2010 Credit Facility

On June 18, 2010, we entered into a senior unsecured credit agreement (as amended or otherwise modified from time to time) with Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and Banc of America Securities LLC, Citigroup Global Markets, Inc. and HSBC Securities (USA) Inc., as joint lead arrangers and joint book managers, and the lenders named therein (the “2010 Credit Facility”), which replaced our third amended and restated credit agreement, dated as of September 15, 2006 (as amended or otherwise modified from time to time), with Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, Banc of America Securities LLC and Citigroup Global Markets Inc., each as a joint lead arranger and joint book manager, Citibank, N.A., as syndication agent, BNP Paribas, Calyon, and The Royal Bank of Scotland PLC, each as a co-documentation agent, and the lenders party thereto.

The 2010 Credit Facility provides for a $1.5 billion revolving credit facility, of which up to $350.0 million will be available to our Dutch subsidiary, Peabody Holland B.V., upon certain conditions being met, and a $500.0 million term loan facility, subject to amortization as described below. As of June 30, 2012, we had no borrowings outstanding under the revolving facility and had $1.4 billion remaining capacity thereunder, net of outstanding letters of credit of $143.8 million.

Assuming that certain conditions are met, we also have the option to request an increase in the 2010 Credit Facility, provided the aggregate increase for the revolving credit facility and term loan facility does not exceed $250.0 million and the minimum amount of any increase is $25.0 million.

The revolving credit facility includes capacity available for borrowings and the issuance of letters of credit as well as a sub-facility where up to $50.0 million is available for same-day swingline loan borrowings.

Loans under the revolving credit facility are available to us in U.S. dollars, with a sub-facility under the revolving credit facility available to us in Australian dollars, pounds sterling and Euros; letters of credit under the revolving credit facility are available to us and our subsidiaries in U.S. dollars with a sub-facility available in Australian dollars, pounds sterling and Euros.

Extensions of credit under the 2010 Credit Facility were used to refinance obligations under the third amended and restated credit facility and to pay fees and expenses associated with the 2010 Credit Facility, and are available to finance ongoing working capital requirements, capital expenditures and for other lawful corporate purposes, including acquisitions.

The revolving credit facility commitment is scheduled to terminate and the loans under the 2010 Credit Facility are scheduled to mature on June 18, 2015.

The availability of the revolving credit facility is subject to satisfaction of certain customary conditions. All borrowings under the credit agreement (other than swingline borrowings and borrowings denominated in currencies other than U.S. dollars) bear interest, at our option, at either: (a) a base rate equal to the higher of: (i) 0.50% per year above the overnight federal funds effective rate, as published by the Federal Reserve Bank of New York, as in effect from time to time, (ii) the annual rate of interest in effect for that day as publicly announced by the administrative agent under the 2010 Credit Facility as its “prime rate” and (iii) the one-month Eurocurrency Rate (as defined below) plus 1.0% (a rate determined in such manner, the “Base Rate”) or (b) a eurocurrency rate equal to the rate (adjusted for reserve requirements, deposit insurance assessment rates and other regulatory costs for eurocurrency liabilities) at which eurocurrency deposits in the relevant currency for the relevant interest period are offered in the interbank Eurodollar market (a rate determined in such manner, the “Eurocurrency Rate”) (where the relevant interest period may be one, two, three or six months or, subject to availability, one or two weeks or nine or twelve months, as selected by us), plus in each case a rate, dependent on the ratio of our debt as compared to our adjusted consolidated EBITDA, ranging from 1.25% to 2.50% per year for borrowings bearing interest at the Base Rate and from 2.25% to 3.50% per year for borrowings bearing interest at the Eurocurrency Rate (such rate added to the Eurocurrency Rate, the “Eurocurrency Margin”). Swingline borrowings bear interest at a “BBA LIBOR” rate equal to the rate (adjusted for reserve requirements, deposit insurance assessment rates and other regulatory costs at the discretion of the administrative agent) at which deposits in the relevant currency for a one month term are offered in the interbank eurodollar market, as determined by the administrative agent, plus the Eurocurrency Margin. Borrowings denominated in currencies other than U.S. dollars will bear interest at the Eurocurrency Rate plus the Eurocurrency Margin.

The relevant Eurocurrency Rate or “BBA LIBOR” rate is the rate published by Reuters or another commercially available source designated by the administrative agent which provides quotations, provided that if such rates are not available, the Eurocurrency Rate shall be the rate that the administrative agent would offer for eurocurrency deposits in the relevant currency for the relevant interest period and the “BBA LIBOR” rate shall be the rate determined by a method reasonably selected by the administrative agent.

Under the terms of the 2010 Credit Facility, we are required to pay interest on borrowings bearing interest at the Eurocurrency Rate at the end of the selected interest period but no less frequently than every three months. For borrowings bearing interest at the Base Rate, we are required to pay interest quarterly.

We pay a usage-dependent commitment fee under the revolving credit facility, which is dependent upon the ratio of our debt compared to our adjusted consolidated EBITDA and ranges from 0.375% to 0.500% of the available unused commitment. Swingline loans will not be considered usage of the revolving credit facility for purposes of calculating the commitment fee. The fee will accrue quarterly in arrears and is payable on the last business day of each March, June, September and December.

In addition, we pay a letter of credit fee calculated at a rate dependent on the ratio of our debt as compared to our adjusted consolidated EBITDA, ranging from 2.25% to 3.50% per year of the undrawn amount of each letter of credit and a fronting fee equal to 0.125% per year of the face amount of each letter of credit. These fees are payable quarterly in arrears on the first business day of each March, June, September and December and we also pay customary transaction charges in connection with any letters of credit.

The rates that depend on the ratio of our debt as compared to our adjusted consolidated EBITDA range from the relevant high rate specified above, if the ratio is greater than 3.50 to 1.0, to the relevant low rate specified above, if the ratio is less than 1.50 to 1.0.

The $500.0 million term loan facility is subject to quarterly amortization of 1.25% per quarter which commenced six months after the execution of the credit agreement for the 2010 Credit Facility, with the final payment of all amounts outstanding (including accrued interest) being due on June 18, 2015.

The 2010 Credit Facility imposes certain restrictions on us, including restrictions on our ability to: incur or suffer to exist debt or provide guarantees; grant or suffer to exist liens; enter into agreements with negative pledge clauses; pay dividends or make other distributions in respect of capital stock; make loans, investments, advances and acquisitions; sell our assets; make redemptions and repurchases of capital stock or otherwise return capital; liquidate or dissolve; engage in mergers or consolidations; engage in affiliate transactions; change our business; and restrict distributions from subsidiaries. It also provides for minimum interest coverage ratios, maximum leverage ratios and customary events of default.

If an event of default under our 2010 Credit Facility occurs and is continuing, the commitments thereunder may be terminated and the principal amount outstanding thereunder, together with all accrued and unpaid interest and other amounts owed thereunder, may be declared immediately due and payable and any letters of credit outstanding may be required to be cash collateralized.

Substantially all of our direct and indirect domestic subsidiaries guarantee all loans under the 2010 Credit Facility. Certain of our foreign subsidiaries also, to the extent permitted by applicable law and existing contractual obligations, will guarantee loans made to our Dutch subsidiary.

Our obligations under the 2010 Credit Facility and the related guarantee obligations of our subsidiaries are unsecured.

2011 Term Loan Facility

On October 28, 2011, we entered into a $1.0 billion senior unsecured term loan credit agreement with Bank of America, N.A., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and RBS Securities Inc., as joint lead arrangers and joint book managers and the other lenders party thereto, providing term loan financing (the “2011 Term Loan Facility”). On November 2, 2011, the 2011 Term Loan Facility was fully drawn to fund the acquisition of PEA-PCI and to pay fees and expenses relating to the acquisition, a related bridge facility and the 2011 Term Loan Facility. As of June 30, 2012, we had outstanding $987.5 million aggregate principal amount associated with the 2011 Term Loan Facility.

The obligations under the 2011 Term Loan Facility are unsecured and are guaranteed by our direct and indirect domestic subsidiaries that guarantee our 2010 Credit Facility. The related guarantee obligations of our subsidiaries are also unsecured.

Borrowings under the 2011 Loan Facility bear interest, at our option, at a rate equal to (i) a Eurocurrency Rate (where the relevant interest period may be one or two weeks or one, two, three or six months as selected by us) plus an applicable margin or (ii) the Base Rate plus an applicable margin. The applicable margin depends on the ratio of our debt to our adjusted consolidated EBITDA, and may range from 1.75% to 3.00% per year for borrowings bearing interest at the Eurocurrency Rate and from 0.75% to 2.00% per year for borrowings bearing interest at the Base Rate. The rates that depend on the ratio of our debt as compared to our adjusted consolidated EBITDA range from the relevant high rate specified above, if the ratio is greater than 3.50 to 1.0, to the relevant low rate specified above, if the ratio is less than 1.50 to 1.0.

The relevant Eurocurrency Rate is the rate published by Reuters or another commercially available source designated by the administrative agent which provides quotations, provided that if such rates are not available, the Eurocurrency Rate shall be the rate that the administrative agent would offer for eurocurrency deposits in the relevant currency for the relevant interest period. We are required to pay interest on borrowings bearing interest at the Eurocurrency Rate at the end of the selected interest period but no less frequently than every three months. For borrowings bearing interest at the Base Rate, we are required to pay interest quarterly.

Under the 2011 Term Facility, we also pay customary fees and expenses, which included a commitment fee on the unused portion of the term loan commitments. The 2011 Term Loan Facility matures five years from the initial funding thereunder.

The 2011 Term Loan Facility is voluntarily prepayable from time to time without premium or penalty, subject to certain reimbursements of the lenders’ costs. The 2011 Term Loan Facility is subject to quarterly amortization of 1.25% per quarter with the first payment occurring on May 31, 2012 and with the final payment of all amounts outstanding due on November 2, 2016.

The 2011 Term Loan Facility contains covenants, including financial covenants, and events of default substantially the same as those set forth in the 2010 Credit Facility, as described above under “—2010 Credit Facility” and contains customary representations and warranties. If an event of default under the Term Loan Facility occurs and is continuing, then-outstanding principal and accrued and unpaid interest, together with any other amounts owed thereunder, may be declared immediately due and payable.

7.375% Senior Notes due 2016

As of June 30, 2012, we had outstanding $650.0 million aggregate principal amount of notes, which bear interest at 7.375% and are due in November 2016. Interest on the notes is payable each May 1 and November 1. The notes, which are unsecured, are guaranteed by our “subsidiary guarantors” as defined in the indenture governing the notes. The indenture contains covenants that, among other things, limit our ability to create liens and engage in sale and lease-back transactions. The notes are redeemable at any time at a redemption price equal to the greater of 100% of the principal amount and the sum of the present value of the remaining principal and interest payments on the notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date.

6.5% Senior Notes due 2020

As of June 30, 2012, we had outstanding $650.0 million aggregate principal amount of notes, which bear interest at 6.5% and are due in September 2020. Interest on the notes is payable each March 15 and September 15. The notes, which are unsecured, are guaranteed by nearly all of our domestic subsidiaries, as defined in the indenture governing the notes. The indenture contains covenants that, among other things limit our ability to create liens and engage in sale and lease-back transactions. The notes are redeemable at any time at a redemption price equal to the greater of 100% of the principal amount and the sum of the present value of the remaining principal and interest payments on the notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date.

7.875% Senior Notes due 2026

As of June 30, 2012, we had outstanding $247.3 million aggregate principal amount of notes (net of unamortized discount), which bear interest at 7.875% and are due in November 2026. Interest on the notes is payable each May 1 and November 1. The notes, which are unsecured, are guaranteed by our “subsidiary guarantors” as defined in the indenture governing the notes. The indenture contains covenants that, among other things, limit our ability to create liens and engage in sale and lease-back transactions. The notes are redeemable at any time at a redemption price equal to the greater of 100% of the principal amount and the sum of the present value of the remaining principal and interest payments on the notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date.

Convertible Junior Subordinated Debentures due 2066

As of June 30, 2012, we had outstanding $732.5 million aggregate principal amount ($376.3 million net carrying amount) of convertible junior subordinated debentures due 2066 that generally require interest to be paid semiannually at a rate of 4.75% per year. We may elect to, and to the extent that a mandatory trigger event (as defined in the indenture governing the debentures) has occurred and is continuing will be required to, defer interest payments on the debentures. After five years of deferral, at our option, or upon the occurrence of a mandatory trigger event, we must sell warrants or preferred stock with specified characteristics and use the funds from that sale to pay deferred interest, subject to certain limitations. The debentures are convertible at any time on or prior to December 15, 2036, subject to the occurrence of certain conditions as set forth in the indenture. The debentures were not subject to redemption prior to December 20, 2011. Between December 20, 2011 and December 19, 2036, we may redeem the debentures, in whole or in part, if for at least 20 out of the 30 consecutive trading days immediately prior to the date on which notice of redemption is given, our closing common stock price has exceeded 130% of the then applicable conversion price for the debentures. The debentures represent unsecured obligations, ranking junior to all existing and future senior and subordinated debt (excluding trade accounts payable or accrued liabilities arising in the ordinary course of business) except for any future debt that ranks equal to or junior to the debentures.

Off Balance Sheet Arrangements

Surety Bonds

Federal and state laws require surety bonds to secure our obligations to reclaim lands disturbed for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. The amount of these bonds varies, depending upon the amount of acreage disturbed and the degree to which each property has been reclaimed. Under federal law, partial bond release is provided as mined lands (1) are backfilled and graded to approximate original contour, (2) are re-vegetated and (3) achieve pre-mining vegetative productivity levels on a sustained basis for a period of five to 10 years.

We use a combination of financial instruments with off balance sheet risks, such as surety bonds, corporate guarantees (such as self bonds) and letters of credit, to secure our financial obligations for post-mining reclamation, workers’ compensation, leases, performance obligations, pensions and other operations. As of June 30, 2012 we had outstanding surety bonds with third parties for these obligations totaling $448.4 million, letters of credit of $143.8 million, bank guarantees of $382.3 million and an additional $1.2 billion in self-bonding obligations.

Accounts Receivable Securitization Program

We have an accounts receivable securitization program with a maximum capacity of $275 million (the “securitization program”) through our wholly-owned, bankruptcy-remote subsidiary, P&L Receivables Company, LLC (the “Seller”). At June 30, 2012, we had no remaining capacity available under the securitization program. Under the securitization program, we contribute, on a revolving basis, trade receivables of most of our U.S. subsidiaries to the Seller, which then sells the receivables in their entirety to a consortium of unaffiliated asset-backed commercial paper conduits (the “Conduits”). After the sale, we, as servicer of the assets, collect the receivables on behalf of the Conduits for a nominal servicing fee. We utilize proceeds from the sale of our accounts receivable as an alternative to short- term borrowings under our 2010 Credit Facility, effectively managing our overall borrowing costs and providing an additional source for working capital. The securitization program extends to May 2013, while the letter of credit commitment that supports the commercial paper facility underlying the securitization program must be renewed annually.

The Seller is a separate legal entity whose assets are available first and foremost to satisfy the claims of its creditors. Of the receivables sold to the Conduits, a portion of the amount due to the Seller is deferred until the ultimate collection of the underlying receivables. During the three months ended June 30, 2012, we received total consideration of $2,157.6 million related to accounts receivable sold under the securitization program, including $1,299.8 million of cash up front from the sale of the receivables, an additional $525.7 million of cash upon the collection of the underlying receivables, and $332.1 million that had not been collected as of June 30, 2012 and was recorded at fair value which approximates carrying value. The reduction in accounts receivable as a result of securitization activity with the Conduits was $182.0 million as of June 30, 2012.

THE EXCHANGE OFFERS

Purpose and Effect of the Exchange Offers

We and the guarantors have entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we and the guarantors agreed, under certain circumstances, to use our reasonable best efforts to file one or more registration statements relating to offers to exchange the outstanding notes for exchange notes and to complete the exchange offers within 365 days after the date of original issuance of the outstanding notes. The exchange notes will have terms identical in all material respects to the outstanding notes of the applicable series, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The outstanding notes were issued on November 15, 2011.

Under the circumstances set forth below, we will use our reasonable best efforts to cause the SEC to declare effective one or more shelf registration statements with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreement and keep the registration statement effective until the earlier of (x) two years after the issue date of the outstanding notes and (y) such time as all of the outstanding notes covered by the shelf registration statement have been sold thereunder. These circumstances include:

•	if any changes in law, SEC rules or regulations or applicable interpretations thereof by the SEC do not permit us to effect the exchange offers as contemplated by the registration rights agreement;

•	if the exchange offers are not consummated within 365 days after the date of issuance of the outstanding notes;

•

if any holder notifies us that (1) it is prohibited by applicable law or SEC policy from participating in the applicable exchange offer, (2) it may not resell exchange notes acquired by it in the applicable exchange offer to the public without delivering a prospectus and that this prospectus is not appropriate or available for such resales by such holder or (3) it is a broker-dealer and holds outstanding notes acquired directly from us or one of our affiliates.

Under the registration rights agreement, if we and the guarantors fail to complete either of the exchange offers (other than in the event we and the guarantors file a shelf registration statement) or the shelf registration statement, if required thereby, is not declared effective, in either case on or prior to 365 days after the issue date of the outstanding notes (the “target registration date”), the interest rate on those outstanding notes of the applicable series will be increased by 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 1.0% per annum) commencing on (x) the 366th day after the original issue date of the notes, in the case of (1) above, or (y) the day such shelf registration statement ceases to be effective or usable and such failure to remain effective or usable exists for more than 75 days (whether or not consecutive) in any 12-month period, in the case of (2) above; provided, however, that upon the exchange of exchange notes for all notes tendered for a series (in the case of clause (1) above), or upon the effectiveness of a shelf registration statement that had ceased to remain effective (in the case of clause (2) above), additional interest on such notes as a result of such clause (or the relevant sub-clause thereof), as the case may be, shall cease to accrue.

If you wish to exchange your outstanding notes for exchange notes in the exchange offers, you will be required to make the following written representations:

•	you are not our affiliate within the meaning of Rule 405 of the Securities Act;

•

you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution (within the meaning of the Securities Act) of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offers without complying with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our affiliate within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

If you are our affiliate, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

•

you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•

in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offers. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offers

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal, we will accept for exchange in the exchange offers any outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will issue exchange notes of each series in a principal amount identical to outstanding notes surrendered in the applicable exchange offer.

The form and terms of the exchange notes of each series will be identical in all material respects to the form and terms of the outstanding notes of the applicable series except the exchange notes will be issued in an offering registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to complete the exchange offers, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the indenture that authorized the issuance of the outstanding notes. For a description of the indenture, see “Description of the Notes.”

The exchange offers are not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

This prospectus and the letters of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offers. We intend to conduct the exchange offers in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to such holders’ series of outstanding notes and the registration rights agreement except we will not have any further obligation to you to provide for the registration of the outstanding notes under the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offers and to refuse to accept for exchange any outstanding notes not previously accepted for exchange upon the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offers.”

If you tender your outstanding notes in the exchange offers, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offers. It is important that you read “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offers.

Expiration Date, Extensions and Amendments

As used in this prospectus, the term “expiration date” means 11:59 p.m., New York City time, on October 16, 2012. However, if we, in our sole discretion, extend the period of time for which either exchange offer is open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of such exchange offer.

We expressly reserve the right at any time or at various times to extend the period of time during which either exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the applicable exchange offer. To extend the period of time during which either exchange offer is open, we will notify the exchange agent of any extension by oral or written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes of the applicable series no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We expressly reserve the right to amend or terminate either exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offers specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes of the applicable series. If we amend either exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable outstanding notes of that amendment.

Conditions to the Exchange Offers

Despite any other term of the exchange offers, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and we may terminate or amend either exchange offer as provided in this prospectus prior to the expiration date if in our reasonable judgment:

•	such exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•

any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to such exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with such exchange offer.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offers,” “—Procedures for Tendering Outstanding Notes” and “Plan of Distribution”; or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration date.

Procedures for Tendering Outstanding Notes

To tender your outstanding notes in the exchange offers, you must comply with either of the following:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or

•	deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “— Exchange Agent” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for outstanding notes along with the letter of transmittal prior to the expiration date;

•

the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal, any certificates representing outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender outstanding notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant. DTC is referred to herein as a “book-entry transfer facility.”

Acceptance of Exchange Notes

In all cases, we will promptly issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offers only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility; and

•	properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding notes pursuant to the exchange offers, you will represent to us that, among other things:

•	you are not our affiliate within the meaning of Rule 405 of the Securities Act;

•

you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution (within the meaning of the Securities Act) of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letters of transmittal state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

We will interpret the terms and conditions of the exchange offers, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in our or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC and, as the book-entry transfer facility, for purposes of the exchange offers. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 11:59 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offers. Properly withdrawn outstanding notes may be retendered by following the procedures described under “—Procedures for Tendering Outstanding Notes” above at any time on or prior to the expiration date.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offers. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered, Certified	By Facsimile	By Overnight Courier or
or Regular Mail:	(eligible institutions only):	Hand Delivery:
U.S. Bank National Association	651-466-7372	U.S. Bank
U.S. Bank		Corporate Trust Services
Corporate Trust Services	Telephone Inquiries:	60 Livingston Avenue
60 Livingston Avenue	800-934-6802	1st Fl – Bond Drop Window
St. Paul, Minnesota 55107		St. Paul, Minnesota 55107
Attention: Specialized Finance

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile to a number other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offers. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offers and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offers.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offers. We will record the expenses of the exchange offers as incurred.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offers.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offers be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offers, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

•

as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering memoranda distributed in connection with the private offering of the outstanding notes.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire a portion of our outstanding indebtedness, which may include untendered outstanding notes through redemptions, in open market or privately negotiated transactions, through a subsequent exchange offer or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered outstanding notes. As of the date of this prospectus, we have repurchased $81.2 million aggregate principal amount of our 6.00% Senior Notes due 2018 and $160.4 million aggregate principal amount of our 6.25% Senior Notes due 2021.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description below under “Certain Definitions.” In this description, the words “we” and “Company” refer only to Peabody Energy Corporation and not to any of its Subsidiaries.

We have issued the outstanding notes and will issue the exchange notes under an indenture among us, the Subsidiary Guarantors and U.S. Bank National Association, as trustee, dated November 15, 2011 (the “Indenture”). The 2018 Notes and the 2021 Notes are each referred to herein as a “series.”

The terms of the notes include those stated in the Indenture and those, if any, expressly made part of the Indenture by reference to the Trust Indenture Act. The following description is only a summary of the provisions of the Indenture that we consider material. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the notes. The Indenture has been filed as an exhibit to this registration statement. You may also request copies of the Indenture at our address set forth under “Incorporation of Certain Documents by Reference.” Defined terms used in this description but not defined below under “Certain Definitions” have the meanings assigned to them in the Indenture. The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes are:

•	our general unsecured obligations;

•

senior in right of payment to any of our subordinated indebtedness, including $732.5 million principal amount of our Convertible Junior Subordinated Debentures due December 2066, $9.0 million principal amount of our 6.34% Series B Bonds due December 2014 and $33.0 million principal amount of our 6.84% Series C Bonds due December 2016;

•

pari passu in right of payment with any of our senior indebtedness, including $650.0 million principal amount of our 6.5% Senior Notes due 2020, $650.0 million principal amount of our 7.375% Senior Notes due 2016, $247.3 million principal amount (net of unamortized debt discount) of our 7.875% Senior Notes due 2026 and $456.3 million of term loan borrowings outstanding under our Credit Agreement and $987.5 million of borrowings outstanding under our 2011 Term Loan Facility;

•	effectively junior in right of payment to our future secured indebtedness, to the extent of the value of the collateral securing that indebtedness;

•

guaranteed by all of our existing Subsidiaries that are Domestic Subsidiaries, other than the Specified Subsidiaries. In addition, any of our Domestic Subsidiaries that executes a Guarantee under the Credit Agreement will be required to guarantee the notes; and

•	effectively junior in right of payment to all the indebtedness and other liabilities of our non-Guarantor Subsidiaries, including PEA-PCI.

All outstanding amounts in the foregoing paragraphs are as of June 30, 2012.

The Subsidiary Guarantees

Each Subsidiary Guarantee of the notes is:

•	a senior unsecured obligation of each Subsidiary Guarantor;

•	senior in right of payment to all subordinated indebtedness of that Subsidiary Guarantor;

•	pari passu in right of payment with all indebtedness of that Subsidiary Guarantor that is not by its terms expressly subordinated to the guarantee of the Notes; and

•	effectively junior in right of payment to the existing and future secured indebtedness of that Subsidiary Guarantor, to the extent of the value of the collateral securing that indebtedness.

As of June 30, 2012, we had approximately $6.4 billion of indebtedness outstanding on a consolidated basis. The Indenture does not limit the amount of indebtedness that we may issue.

Our operations are conducted through our Subsidiaries and, therefore, we are dependent upon the cash flow of our Subsidiaries to meet our obligations, including our obligations under the notes. The notes will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our Subsidiaries that do not guarantee the notes. Any right we may have to receive assets of any of our Subsidiaries upon the latter’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that we are recognized as a creditor of such Subsidiary, in which case our claims would still be subordinate to any security interest in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by us. See “Risk Factors—Risks Related to the Notes—The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness.”

Principal, Maturity and Interest

We issued the 2018 Notes in an aggregate principal amount of $1,600.0 million and the 2021 Notes in an aggregate principal amount of $1,500.0 million. We may issue an unlimited amount of additional indebtedness under the Indenture from time to time. The notes of a series and any additional notes of such series subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes in denominations of $2,000 and integral multiples of $1,000. The 2018 Notes will mature on November 15, 2018 and the 2021 Notes will mature on November 15, 2021. Interest on the 2018 Notes accrues at the rate of 6.00% per annum and interest on the 2021 Notes accrues at the rate of 6.25% per annum. Interest on the notes is payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2012. We will make each interest payment to the holders of record on the immediately preceding May 1 and November 1. Interest on the notes accrues from November 15, 2011 or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to us, we will pay all principal, interest and premium, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee acts as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the Indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We are not required to exchange or register the transfer of any note or portion of any note selected for redemption, except for the unredeemed portion of any note being redeemed in part. Also, we are not required to exchange or register the transfer of any note for a period of 15 days before a selection of notes to be redeemed or during the period between the record date and the corresponding interest payment date.

Subsidiary Guarantees

Our payment obligations under the notes are fully and unconditionally, and jointly and severally, guaranteed by the Subsidiary Guarantors. In addition, any of our Domestic Subsidiaries that executes a Guarantee under the Credit Agreement will be required to guarantee the notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited to the maximum amount that would not constitute a fraudulent conveyance under applicable law. This provision may not be effective to protect the Guarantees from being voided under fraudulent conveyance law, or may eliminate the Guarantor’s obligations or reduce the Guarantor’s obligations to an amount that effectively makes the Guarantee worthless. In a recent bankruptcy case, this kind of provision was found to be ineffective to protect guarantees from being voided under fraudulent conveyance law. See “Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.”

The notes will not be guaranteed by the Specified Subsidiaries or any of our Foreign Subsidiaries, including PEA-PCI. As of June 30, 2012, the Subsidiaries not guaranteeing the notes would have had $528.8 million of indebtedness and other noncurrent liabilities outstanding. For the twelve months ended June 30, 2012, the non-Guarantor Subsidiaries would have accounted for approximately 46% and 37%, respectively, of our consolidated revenues and Adjusted EBITDA.

No Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) unconditionally assumes all the obligations of such Subsidiary Guarantor, pursuant to a supplemental indenture under the notes and the Indenture; and (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

In the event of (a) the release or discharge of the Guarantee of the Credit Agreement by a Subsidiary Guarantor, except a discharge or release by or as a result of payment under such Guarantee, or (b) a sale or other disposition by way of merger, consolidation or otherwise, of all of the capital stock of any Subsidiary Guarantor, then such Subsidiary Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee.

Optional Redemption

The notes of each series are subject to redemption at any time at our option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining principal and interest payments on the applicable notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months), at the Treasury Rate plus 50 basis points, together with accrued and unpaid interest, if any, to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi- annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means U.S. Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for that redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, then the average of the available Reference Treasury Dealer Quotations for the redemption date, or (3) if only one is available on that date, then that Reference Treasury Dealer Quotation.

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding that redemption date.

“Reference Treasury Dealer” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, UBS Securities LLC, or their affiliates, plus one other Primary Treasury Dealer (as defined below) appointed by us, and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), we will substitute therefore another Primary Treasury Dealer, if available.

Repurchase at the Option of Holders Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, each holder of notes of each series will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase (the “Change of Control Payment”). Within 10 days following any Change of Control Triggering Event, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the Indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Triggering Event provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, we will, to the extent lawful, (1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered and (3) deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions thereof being purchased by us. The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Change of Control Triggering Event provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the Indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Our other senior Indebtedness contains, or in the future may contain, prohibitions on certain events that would constitute a Change of Control. In addition, the exercise by the holders of notes of their right to require us to repurchase the notes could cause a default under such other senior indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchases on us. Finally, our ability to pay cash to the holders of notes upon a repurchase may be limited by our then existing financial resources. See “Risk Factors—Risks Related to the Notes—We may be unable to purchase the notes upon a change of control coupled with a ratings decline.” The Credit Agreement and the 2011 Term Loan Facility restrict us from purchasing the notes, and also provides that certain change of control events with respect to us would constitute a default thereunder. Indebtedness incurred by us in the future may contain similar restrictions and provisions. In the event a Change of Control Triggering Event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement and the 2011 Term Loan Facility.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or if we exercise our option to purchase the notes. A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

“Change of Control” means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal (as defined below), (ii) the adoption of a plan relating to our liquidation or dissolution or (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our voting stock (measured by voting power rather than number of shares). The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our Subsidiaries taken as a whole to another Person or group may be uncertain.

Notwithstanding the foregoing, a transaction effected to create a holding company will not be deemed to involve a Change of Control if (i) we become a direct or indirect wholly-owned subsidiary of such holding company and (ii) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline with respect to the notes.

“Principals” means our executive officers as of the original issue date of the notes.

“Rating Date” means the date which is 90 days prior to the earlier of: (a) a Change of Control, and (b) public notice of the occurrence of a Change of Control or of our intention to effect a Change of Control.

“Rating Decline” means the occurrence of the following on, or within, 90 days after the earlier of: (i) the date of public notice of the occurrence of a Change of Control or (ii) public notice of our intention to effect a Change of Control (which 90-day period shall be extended so long as the rating of the notes of such series is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (a) if the notes of such series are assigned an Investment Grade Rating by all Rating Agencies on the Rating Date, the rating of the notes of such series by one of the Rating Agencies shall be below an Investment Grade Rating; or (b) if the notes of such series are rated below an Investment Grade Rating by at least one of the Rating Agencies on the Rating Date, the rating of the notes of such series by at least one of the other Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“Related Party” with respect to any Principal means (A) any spouse or immediate family member of such Principal or (B) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (A).

Selection and Notice

If less than all of the notes of a series are to be redeemed at any time, the trustee will select notes for redemption as follows: (1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or (2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate. No notes of $1,000 principal amount can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. Except as provided above under “Repurchase at the Option of Holders Upon Change of Control Triggering Event,” notices of redemption may not be conditional. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on notes or portions of them called for redemption.

Certain Covenants

The Indenture contains the following covenants:

Limitation on Liens

The Indenture provides that, except as otherwise provided below, we will not, and will not permit any Restricted Subsidiary to, issue, incur, create, assume, guarantee or otherwise have outstanding any Indebtedness secured by any mortgage, deed of trust, security interest, pledge, lien, charge or other encumbrance, each a “Lien” and collectively “Liens,” upon any Principal Property or shares of Capital Stock or Indebtedness of a Restricted Subsidiary, unless the notes (and, at our option, any other indebtedness or guarantee ranking equally with the notes) are secured equally and ratably with (or at our option, prior to) such secured Indebtedness. This restriction will not apply to Indebtedness secured by:

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Liens on property, shares of Capital Stock or Indebtedness of a person existing at the time it becomes a Restricted Subsidiary or Liens on any Principal Property created prior to the time such property became a Principal Property, provided, in each case, that such Liens were not created in anticipation of the transaction in which such entity becomes a Restricted Subsidiary;

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Liens on property (and on any proceeds from the disposition of such property) acquired by us or any Restricted Subsidiary existing at the time of acquisition by us or any Restricted Subsidiary, whether or not assumed by us or such Restricted Subsidiary; provided that no such Lien will extend to any other Principal Property of us or any Restricted Subsidiary;

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Liens on property (and on any proceeds from the disposition of such property) acquired by us or any Restricted Subsidiary and created prior to, at the time of, or within 360 days after the acquisition of such property, or the completion of construction, the completion of improvements or the commencement of substantial commercial operation of such property, for the purpose of financing all or any part of the purchase price of such property, such construction or the making of such improvements; provided that such Liens will not extend to any of our or our Restricted Subsidiaries’ other Principal Properties other than, in the case of such construction or improvement, any theretofore unimproved real property on which the Principal Property so constructed, or the improvement, is located;

•	Liens in favor of us or any Restricted Subsidiary to secure Indebtedness owing to us or any of our Restricted Subsidiary;

•	Liens existing on the date of the initial issuance of the notes;

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Liens on property (and on any proceeds from the disposition of such property), shares of Capital Stock or Indebtedness of a Person existing at the time such Person is merged into or consolidated with us or any Restricted Subsidiary or at the time of a sale, lease or other disposition of all or substantially all of the properties of a Person as an entirety or substantially as an entirety to us or any Restricted Subsidiary, provided that the Lien was not incurred in contemplation of such merger or consolidation or sale, lease or other disposition;

•	Liens on our or our Restricted Subsidiaries’ property in favor of governmental bodies to secure payments of amounts owed under any contract or statute;

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Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

•	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

•	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other kinds of social security;

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Judgment Liens so long as any appropriate legal proceeding that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such legal proceeding may be initiated shall not have expired;

•	Liens created in connection with a project financed with, and created to secure, Non-Recourse Debt; and

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Any extension, renewal or replacement of any Lien referred to above or any Indebtedness secured by that Lien, provided that such extension, renewal or replacement Lien will secure no larger an amount of Indebtedness than that existing at the time of such extension, renewal or replacement and will be limited to all or part of the same property and improvements thereon which secured the Loan extended, renewed or replaced.

In addition, we or any Restricted Subsidiary may issue, incur, create, assume or guarantee Indebtedness secured by a Lien which would otherwise be subject to the foregoing restrictions without equally and ratably securing the notes, provided that after giving effect to the Indebtedness secured by such Lien, the aggregate principal amount of all Indebtedness so secured by Liens (not including Liens permitted above) and the Attributable Debt of Sale and Lease-Back Transactions permitted by the provision described below under “Limitation on Sale and Lease-Back Transactions” does not exceed 15% of Consolidated Net Tangible Assets.

Limitation on Sale and Lease-Back Transactions

The Indenture provides that Sale and Lease-Back Transactions by us or any Restricted Subsidiary of any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between us and one of our Restricted Subsidiaries or between Restricted Subsidiaries, are prohibited unless at the effective time of such transaction:

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we or the Restricted Subsidiary would be entitled, pursuant to the covenant described above under the caption “—Limitation on Liens,” without equally and ratably securing the notes, to incur Indebtedness secured by a Lien in an amount at least equal to the Attributable Debt with respect to such Sale and Lease-Back Transaction; or

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we or the Restricted Subsidiary applies, within 360 days of the closing date of the Sale and Lease- Back Transaction, an amount equal to the greater of (1) the net proceeds of such sale or (2) the Attributable Debt with respect to such Sale and Lease-Back Transaction, to either (or a combination of) (x) the prepayment, defeasance or retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or payment at maturity) of our Indebtedness or the Indebtedness of a Restricted Subsidiary maturing after, or renewable or extendable at our option or the option of the relevant Restricted Subsidiary beyond, twelve months from the date of determination (other than debt subordinate to the notes or any Guarantee or debt to us or a Restricted Subsidiary); provided, however, the amount to be applied to the prepayment or retirement of any such Indebtedness shall be reduced by the principal amount of any of our debt securities or the debt securities of any Restricted Subsidiary delivered within 360 days after such Sale and Lease-Back Transaction to the trustee or paying agent for retirement and cancellation; or (y) the purchase, construction or development of other property, facilitates or equipment.

Additional Subsidiary Guarantees

If we or any of our Domestic Subsidiaries acquire or create another Domestic Subsidiary after the initial issue date of the notes and such Domestic Subsidiary provides a guarantee under the Credit Agreement, then such newly acquired or created Domestic Subsidiary will execute a supplemental indenture in form and substance reasonably satisfactory to the trustee providing that such Domestic Subsidiary will become a Subsidiary Guarantor under the Indenture.

Merger and Consolidation

We may, without the consent of the holders of notes, consolidate with, merge with or into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving corporation assumes all of our obligations under the Indenture;

•	at the time of such transaction, no event of default, and no event that, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.

Events of Default and Remedies

Each of the following constitutes an “Event of Default” with respect to any series of notes:

(i) default in the payment when due of interest on the notes of such series and such default continues for a period of 30 days;

(ii) default in payment when due of the principal of or premium, if any, on the notes of such series when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise;

(iii) failure by us or any of our Subsidiaries to make the offer required or to purchase any of the notes of such series as required under the provisions described under the caption “Repurchase at the Option of Holders Change of Control Triggering Event;”

(iv) failure by us or any of our Subsidiaries to comply for 60 days after written notice to us by the trustee or a holder with any covenant, representation, warranty or other agreement in the Indenture or the notes of such series;

(v) default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by us or any of our Restricted Subsidiaries (or the payment of which is Guaranteed by us or any of our Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness aggregates $75.0 million or more;

(vi) except as permitted by the Indenture, the Subsidiary Guarantee of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any Subsidiary Guarantor that is a Significant Subsidiary, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(vii) certain events of bankruptcy or insolvency with respect to us, any of our Significant Subsidiaries that are Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would be a Significant Subsidiary.

If any Event of Default occurs and is continuing with respect to the notes of such series, the trustee or the holders of at least 25% in principal amount of the then outstanding notes of such series may declare all the notes of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us, any Significant Subsidiary that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes of such series will become due and payable without further action or notice. Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes of a series may direct the trustee in its exercise of any trust or power in respect of such series. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

The holders of not less than a majority in aggregate principal amount of the notes of a series then outstanding by written notice to the trustee may on behalf of the holders of all of the notes of such series waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on the notes of such series.

We are required to deliver to the trustee annually a statement regarding compliance with the Indenture, and we are required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

None of our directors, officers, employees, incorporators or stockholders or any Person controlling such Person, as such, shall have any liability for any of our obligations under the notes, the Subsidiary Guarantees, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes of a series and all obligations of the Subsidiary Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(i) the rights of holders of outstanding notes of such series to receive payments in respect of the principal of, interest or premium, if any, on such notes when such payments are due solely out of the trust referred to below;

(ii) our obligations with respect to the notes of such series concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(iii) the rights, powers, trusts, duties and immunities of the trustee, and our and the Subsidiary Guarantor’s obligations in connection therewith; and

(iv) the Legal Defeasance provisions of the Indenture.

In addition, we may, at our option and at any time, elect to have our obligations released with respect to substantially all of the restrictive covenants that are described in the Indenture in respect of any series of notes (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes of such series. If Covenant Defeasance occurs in respect of any series of notes, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes of such series. In order to exercise either Legal Defeasance or Covenant Defeasance in respect of any series of notes:

(i) we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the applicable notes, cash in U.S. dollars, Government Securities, or a combination of cash in U.S. dollars and Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, interest or premium, if any, on such outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether such notes are being defeased to maturity or to a particular redemption date;

(ii) in the case of Legal Defeasance, we shall deliver to the trustee an opinion of counsel reasonably acceptable to the trustee (subject to customary exceptions and exclusions) confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii) in the case of Covenant Defeasance, we shall deliver to the trustee an opinion of counsel reasonably acceptable to the trustee (subject to customary exceptions and exclusions) confirming that the holders of the outstanding notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the granting of Liens in connection therewith);

(v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

(vi) we must have delivered to the trustee, at or prior to the effective date of such defeasance, an opinion of counsel to the effect that, assuming no intervening bankruptcy of us between the date of deposit and the 91st day following the deposit and assuming that no holder is one of our “insiders” under applicable bankruptcy law and subject to customary exceptions and exclusions, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(vii) we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders of notes of such series over our other creditors with the intent of defeating, hindering, delaying or defrauding any of our creditors or others; and

(viii) we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the notes of a series may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes of such series, including additional notes of such series, if any, then outstanding voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or event of default (except a continuing default or event of default in the payment of interest, premium, or the principal of, the applicable notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the Indenture or the notes of a series may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes of such series (including any additional notes of such series, if any), voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) of such series.

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or change the optional redemption dates (other than the number of days for any required advance notice provisions) or optional redemption prices from those stated under the caption “—Optional Redemption”;

(3) make any change to the provisions stated under the caption “—Repurchase at the Option of Holders Upon Change of Control Triggering Event”;

(4) reduce the rate of or change the time for payment of interest on any note;

(5) waive a Default or Event of Default in the payment of principal of, or interest or premium on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes of a series and a waiver of the payment default that resulted from such acceleration);

(6) make any note payable in a currency other than that stated in the notes;

(7) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium on the notes;

(8) waive a redemption payment with respect to any note other than a payment required under the caption “—Repurchase at the Option of Holders Upon Change of Control Triggering Event”;

(9) release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms hereof; or

(10) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Company, the Guarantors, if any, and the trustee may amend or supplement the Indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets;

(3) to provide for uncertificated notes in addition to or in place of certificated notes;

(4) to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the Indenture of any such holder;

(5) to make any changes to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to provide for the issuance of additional notes or exchange notes; or

(7) to allow a Subsidiary Guarantor to execute a supplemental indenture for the purpose of providing a Subsidiary Guarantee with respect to the notes.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the trustee thereunder, should it become our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that the holders of a majority in principal amount of the outstanding notes of a series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee in respect of such series, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of the notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the notes and any Subsidiary Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a description of all defined terms used in it and in the notes, including any other capitalized terms used in this “Description of the Notes” for which no definition is provided below.

“2011 Term Loan Facility” means that certain senior unsecured term loan credit agreement, dated as of October 28, 2011, with Bank of America, N.A., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith

Incorporated, UBS Securities LLC, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and RBS Securities Inc., as joint lead arrangers and joint book managers and the other lenders party thereto.

“Attributable Debt” means, in respect of a Sale and Lease-Back Transaction, at the time of determination, the present value (discounted at a rate per annum equivalent to the rate inherent in such lease (as determined in good faith by us), compounded semiannually) of the obligation of the lessee for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease had been extended or may, at the option of the lessor, be extended or, if earlier, until the earliest date on which the lessee may terminate such lease upon payment of a penalty (in which case the obligation of the lessee for rental payments will include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges.

“Capital Stock” means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Commission” means the United States Securities and Exchange Commission.

“Consolidated Net Tangible Assets” means, as of any particular time, the total of all the assets appearing on the most recent consolidated balance sheet prepared in accordance with GAAP of the Company and its Subsidiaries as of the end of the last fiscal quarter for which financial information is available (less applicable reserves and other properly deductible items) after deducting from such amount:

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all current liabilities, including current maturities of long-term debt and current maturities of obligations under capital leases (other than any portion thereof maturing after, or renewable or extendable at our option or the option of the relevant Subsidiary beyond, twelve months from the date of determination); and

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the total of the net book values of all of our assets and the assets of our Subsidiaries properly classified as intangible assets under GAAP (including goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets).

“Credit Agreement” means that certain Credit Agreement, dated as of June 18, 2010 by and among us, as borrower, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and Banc of America Securities LLC, Citigroup Global Markets, Inc. and HSBC Securities (USA) Inc., as joint lead arrangers and joint book managers and the other lenders party thereto, including any related notes, guarantees, collateral documents, letters of credit, instruments and agreements executed in connection therewith (and any appendices, annexes, exhibits or schedules to any of the foregoing), and in each case as amended, restated, amended and restated, modified, supplemented, renewed, refunded, replaced, restructured, repaid or refinanced from time to time (whether with the original agents, arrangers and lenders or other agents, arrangers and lenders or otherwise, whether provided under the original credit agreement or other Credit Facilities or otherwise, whether for a greater or lesser principal amount, whether with greater or lesser interest and fees and whether or not including collateral or guarantors). Indebtedness under the Credit Agreement outstanding on the date on which notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date.

“Credit Facilities” means, with respect to us or any of our Restricted Subsidiaries, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, amended and restated, modified, supplemented, renewed, refunded, replaced, refinanced, repaid or restructured in whole or in part from time to time.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Domestic Subsidiary” means a Subsidiary that is (i) formed under the laws of the United States of America or a state thereof or (ii) as of the date of determination, treated as a domestic entity or a partnership or a division of a domestic entity for U.S. federal income tax purposes.

“Fitch” means Fitch Ratings Limited, or any successor to the rating agency business thereof. “Foreign Subsidiaries” means our Subsidiaries that are not Domestic Subsidiaries.

“GAAP” means generally accepted accounting principles, which are in effect on the date of the Indenture. The sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States, are set forth in the Financial Accounting Standards Board’s Accounting Standards Codification.

“Government Securities” means securities that are (i) direct obligations of the United States for the payment of which its full faith and credit is pledged, or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Security or a specific payment of interest on or principal of any such Government Security held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Security or the specific payment of interest on or principal of the Government Security evidenced by such depository receipt.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P or BBB- (or the equivalent) by Fitch.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.

“Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such Indebtedness; provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred, to the Capital Stock and debt securities of the Restricted Subsidiary that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principal Property” means any real property interests (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, located in the United States that is held by us or any Restricted Subsidiary and has a gross book value (without deduction of any depreciation reserves), on the date as of which the determination is being made, exceeding 1% of Consolidated Net Tangible Assets (other than any such interest that our Board of Directors determines by resolution is not material to our business and the business of our Subsidiaries taken as a whole).

“Rating Agency” means each of S&P, Moody’s and Fitch, or if S&P, Moody’s, Fitch or all three cease to make a rating on the applicable notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by us (as certified by a resolution of our Board of Directors) which shall be substituted for S&P, Moody’s, Fitch, or all three as the case may be.

“Restricted Subsidiary” means any Subsidiary (a) substantially all of the property of which is located in the United States or substantially all of the business of which is carried on, in the United States and that owns or leases a Principal Property or (b) is engaged primarily in the business of owning or holding Capital Stock of one or more Restricted Subsidiaries.

“Sale and Lease-Back Transaction” means any arrangement with any person providing for the leasing by us or any Restricted Subsidiary of any Principal Property, whether owned at the date of the issuance of the notes or thereafter acquired, that has been or is to be sold or transferred by us or any Restricted Subsidiary to such person with the intention of taking back a lease of this property.

“S&P” means Standard & Poor’s Rating Group, Inc., or any successor to the rating agency business thereof.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Specified Subsidiaries” means Kentucky United Coal, LLC, Midwest Coal Reserves of Kentucky, LLC, Mustang Clean Energy, LLC, Newhall Funding Company, P&L Receivables Company LLC, Peabody China, LLC, Peabody Mongolia, LLC, PG Investments Six, LLC, Sterling Centennial Insurance Corp. and United Minerals Company, LLC.

“Subsidiary” means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee of the applicable notes by each of the Subsidiary Guarantors pursuant to the Indenture and any additional Guarantee of the notes to be executed by any of our Subsidiaries pursuant to the covenant described above under “Certain Covenants—Additional Subsidiary Guarantees.”

“Subsidiary Guarantors” means all of our existing Domestic Subsidiaries, except for the Specified Subsidiaries, and any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

The exchange of outstanding notes for exchange notes in the exchange offers will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the notes and the exchange of outstanding notes for exchange notes by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes (or the exchange of outstanding notes for exchange notes) of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition (including an exchange of outstanding notes for exchange notes) and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note, or any interest therein, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the acquisition and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering acquiring the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of the notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offers, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to an exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to an exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the securities received by such broker-dealer in the exchange offers, which prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this prospectus. Any profit of any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the consummation of the exchange offers, we will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offers other than commissions or concessions of any broker-dealers and will indemnify you (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the exchange notes and the guarantees issued by our subsidiaries organized in the state of Delaware will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Peabody Energy Corporation incorporated by reference in Peabody Energy Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2011 (including schedules appearing therein) and the effectiveness of Peabody Energy Corporation’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Macarthur Coal Limited as of June 30, 2011 and 2010, and for each of the years ended June 30, 2011 and 2010 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We file certain reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Peabody Energy Corporation is an electronic filer, and the SEC maintains an Internet site at http://www.sec.gov that contains the reports and other information filed electronically. Our website address is www.peabodyenergy.com. Please note that our website address is provided as an inactive textual reference only. We make available free of charge, through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, together with all other materials we file with or furnish to the SEC, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on or accessible through our website is not part of this prospectus, and is therefore not incorporated by reference unless such information is specifically referenced elsewhere in this prospectus.

You should rely only upon the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information provided or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus.

This prospectus contains or incorporates by reference summaries of certain agreements entered into by us, including the indenture governing the notes, our credit facilities and certain other agreements. The descriptions of these agreements contained or incorporated by reference in this prospectus do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you in response to a written or oral request to us at the following address or telephone number:

Peabody Energy Corporation

701 Market Street

St. Louis, Missouri 63101

Attention: Investor Relations

(314) 342-3400

Peabody Energy Corporation

Offer to Exchange

$1,518,821,000 aggregate principal amount of its 6.00% Senior Notes due 2018 and the guarantees thereof and $1,339,644,000 aggregate principal amount of its 6.25% Senior Notes due 2021 and the guarantees thereof, which have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding 6.00% Senior Notes due 2018 and the guarantees thereof and 6.25% Senior Notes due 2021, respectively.

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions or otherwise.